UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                Budget Group Inc.
                     ---------------------------------------
                                (Name of issuer)

                                  Common Shares
                     ---------------------------------------
                         (Title of class of securities)

                                    119003101
                     ---------------------------------------
                                 (CUSIP number)

                                December 31, 2001
                     ---------------------------------------
             (Date of Event which requires filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               [X] Rule 13d-1(b)
                               [ ] Rule 13d-1 (c)
                               [ ] Rule 13d-1 (d)

---------------------------------                -------------------------------
CUSIP No. 119003101                    13G                    Page 2 of 6 Pages
---------------------------------                -------------------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank AG
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) |_|
                                                                       (b) |_|
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
--------------------------------------------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
BENEFICIALLY                        3,101,254
OWNED BY                     ------ --------------------------------------------
EACH REPORTING                      SHARED VOTING POWER
PERSON WITH                  6      0
                             ------ --------------------------------------------
                                    SOLE DISPOSITIVE POWER
                             7      3,101,254
                             ------ --------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      0
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,101,254*
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    |_|
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         8.1%**
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
-------- -----------------------------------------------------------------------


------------------------

* This figure represents 2,043,122 shares preferred stock convertible to Common Shares at a ratio of 1:1.5179.

**   This   percentage  is  based  on  a  calculation  of  total  Common  Shares outstanding that includes 2,043,122  converted shares of preferred stock.

Item 1(a).        Name of Issuer:

                  Budget Group Inc. (the "Issuer")

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  The address of the Issuer's principal executive offices is 125 Basin Street, Suite 210, Daytona Beach, Florida,32114.

Item 2(a).        Name of Person Filing:

                  This statement is filed on behalf of Deutsche Bank AG (the "Reporting Person").

Item 2(b).        Address of Principal Business Office or, if none, Residence:

                  The principal place of business of DBAG is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

Item 2(c).        Citizenship:

                  The citizenship of the Reporting Person is set forth on the applicable cover page.

Item 2(d).        Title of Class of Securities:

                  The title of the securities is common shares (the "Common Shares").

Item 2(e).        CUSIP Number:

                  The CUSIP number of the Common Shares is set forth on the cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a)    |_| Broker or dealer registered under section 15 of the
                             Act;

                  (b)    |X| Bank as defined in section 3(a)(6) of the Act;***

                  (c)    |_| Insurance Company as defined in section 3(a)(19)
                             of the Act;


------------------------
*** The Reporting Person, a banking institution organized under the laws of the Federal Republic of Germany, is filing this Schedule 13G under Rule 13d-1(b) as a "bank" in reliance upon the letter of the Securities and Exchange Commission to Deutsche Bank AG dated April 14, 1994.

                  (d)    |_| Investment Company registered under section 8 of
                             the Investment Company Act of 1940;

                  (e)    |_| An investment adviser in accordance with Rule
                             13d-1 (b)(1)(ii)(E);

                  (f)    |_| An employee benefit plan, or endowment fund in
                             accordance with Rule 13d-1 (b)(1)(ii)(F);

                  (g)    |_| A parent holding company or control person in
                             accordance with Rule 13d-1 (b)(1)(ii)(G);

                  (h)    |_| A savings association as defined in section 3(b)
                             of the Federal Deposit Insurance Act;

                  (i)    |_| A church plan that is excluded from the definition
                             of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

                  (j)    |_| Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1 (c), check this box. |_|

Item 4.           Ownership.

                  (a) Amount beneficially owned:

                           The Reporting Person owns the amount of the Common
                  Shares as set forth on the cover page.

                  (b) Percent of class:

                           The Reporting Person owns the percentage of the
                  Common Shares as set forth on the cover page.

                  (c) Number of shares as to which such person has:

                      (i)      sole power to vote or to direct the vote:

                                    The Reporting Person has the sole power to
                      vote or direct the vote of the Common Shares as set forth on the cover page.

                      (ii)     shared power to vote or to direct the vote:

                               The Reporting Person has the shared power to
                      vote or direct the vote of the Common Shares as set forth on the cover page.

                      (iii)    sole power to dispose or to direct the
                               disposition of:

                               The Reporting Person has the sole power to
                      dispose or direct the disposition of the Common Shares as set forth on the cover page.

                      (iv) shared power to dispose or to direct the disposition of:

                               The Reporting Person has the shared power to
                      dispose or direct the disposition of the Common Shares as set forth on the cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2002



                                        DEUTSCHE BANK AG



                                        By:         /s/ Jeffrey A. Ruiz
                                            ---------------------------------
                                            Name:   Jeffrey A. Ruiz
                                            Title:  Vice President



                                        By:         /s/ Margaret M. Adams
                                            ---------------------------------
                                            Name:   Margaret M. Adams
                                            Title:  Director